INDEPENDENT BANK GROUP, INC.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

August 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   David Lin

Re:	Independent Bank Group, Inc.

Registration Statement on Form S-4

File No. 333-226617

Request for Acceleration

Dear Mr. Lin:

Reference is made to the Registration Statement on Form S-4 (File No. 333-226617) filed by Independent Bank Group, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on August 6, 2018, as amended on August 15, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m. New York City time on August 16, 2018, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

If the Staff has any questions concerning this request, or if you require any additional information, please feel free to contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 or JAKling@wlrk.com. Please notify Mr. Kling when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

Independent Bank Group, Inc.

By:	/s/ David R. Brooks
Name:	David R. Brooks
Title:	Chairman and Chief Executive Officer

cc:	Wachtell, Lipton, Rosen & Katz

Jacob A. Kling